UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 12, 2019

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On March 12, 2019 Independence Holding Company issued a news release announcing its 2018 fourth-quarter and annual results and 33% increase in annual cash dividend, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 12, 2019: Independence Holding Company Announces 2018 Fourth-Quarter and Annual Results and 33% Increase in Annual Cash Dividend.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**INDEPENDENCE HOLDING COMPANY**</u>
(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>March 13, 2019</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2018 FOURTH-QUARTER AND ANNUAL RESULTS AND 33% INCREASE IN ANNUAL CASH
DIVIDEND

Stamford, Connecticut, March 12, 2019. Independence Holding Company (NYSE: IHC) today reported 2018 fourth-quarter and annual results and 33% increase in annual cash dividend.

Financial Results

Net income attributable to IHC per share amounted to $0.32 per share, diluted, or $4,829,000, for the three months ended December 31, 2018 compared to $1.16 per share, diluted, or $17,546,000, for the three months ended December 31, 2017. Net income attributable to IHC of $28,482,000, or $1.89 per share diluted, for the year ended December 31, 2018 decreased from $42,042,000, or $2.63 per share diluted, in the same period of 2017. Net income attributable to IHC in 2017 includes the following with no comparable amounts in 2018:

- $11,589,000 of tax benefits from a worthless stock deduction recognized as a result of the winding down and dissolution of a subsidiary
  - *(which had a positive impact in 2017 of $.72 per share, diluted),*
- a $20,261,000 credit to federal income taxes as a result of the reduction in AMIC Holdings' valuation allowance for increased income projections and associated utilization of federal net operating loss carryforwards
  - *(which had a positive impact of $1.27 per share, diluted)* and
- a deferred income tax expense of $9,402,000 due to the re-measurement of deferred tax assets, liabilities and related valuation allowance recorded as a result of the Tax Cuts and Jobs Act
  - *(which had a negative impact of $.59 per share, diluted).*

Subsequent to year-end, IHC sold two equity investments for a net gain of $970,000, one for an estimated loss of $1,797,000, net of tax, and one for an estimated gain of $2,767,000, after tax. In accordance with accounting rules, the Company recognized the loss in the fourth quarter of 2018 and will realize the gain in the first quarter of 2019.

The Company reported an increase in revenues to $87,648,000 for the three months ended December 31, 2018 compared to revenues for the three months ended December 31, 2017 of $82,665,000. The Company reported an increase in revenues to $350,775,000 for the year ended December 31, 2018 compared to revenues for the year ended December 31, 2017 of $320,494,000. Revenues in 2017 include the run out of the Company's stop-loss segment with no comparable amounts in 2018.

Increase in Annual Dividend

IHC has also announced that the Board of Directors has voted to increase the cash dividend by 33% to $.40 per share annually, effective with the next semi-annual dividend payable in July 2019.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with our fourth quarter and 2018 annual results. Our annual earnings are significantly improved over the prior year after excluding the aforementioned one-time discreet tax items in 2017.   We are also happy to announce another increase in the annual dividend of the Company to $.40 per share. This is the fifth annual increase since December 2014 when the annual dividend paid to the stockholders was $.07 per share.

Historically, IHC has concentrated on generating underwriting profits for its carriers in the under-65 market through sales by independent agents, national accounts and a company-owned general agency.

This is still the case for our group LTD, life and New York DBL lines of business, but has changed for our agency, Specialty Benefits (SB). In 2018, SB produced earned premiums of over $180 million, almost solely for IHC's carriers, and an increasing portion came from SB's direct-to-consumer distribution (i.e. transactional website, www.healthedeals.com, call centers and career agency). Much of this growth was fueled by our opening two new call centers in order to service USAA members seeking health insurance. The growth of these call centers has opened the door to our vision of transforming SB into an agency producing for multiple insurers, in a variety of business lines, and across all demographics. While IHC is recognized as a leader in the underwriting and sale of short-term medical (STM), hospital indemnity (HIP), pet and ancillary products (both group and individual), including dental, vision, critical illness, accident, and gap policies, we have sold primarily our own products and have had only a small presence in the senior market. That has now changed.

While we will always emphasize writing profitable business through our statutory companies and will always value and provide great service to our independent agents, we are now in the process of positioning SB for significant growth as a much larger vertically integrated enterprise that generates leads, sells products from multiple insurance companies (including health, disability, life and property & casualty (P&C)) and accessing all age groups. In this way, we believe SB will be positioned for accelerated growth in 2019 and beyond. We will achieve this: (i) by growing our direct-to-consumer (D2C) distribution through www.healthedeals.com, our controlled call center and career agent distribution channels, (ii) by expanding our lead generation capabilities, (iii) by broadening our product portfolio to include policies underwritten by other carriers, including those focused on the senior market, and (iv) through cloud-based quoting and enrollment comparison tools (featuring products from both IHC's carriers and other insurers) that are designed to be used both for individual coverages and for the small group employer market to shop, get quotes and bind coverage online.

Direct-to-Consumer (D2C) Distribution and Lead Generation.   We believe our direct-to-consumer distributions are highly scalable as long as we can continue to generate sufficient leads at an affordable price. We are now planning to double our number of call center seats this year. To this end, we have signed a letter of intent to acquire an existing call center that would bring us to a total of 100 licensed employee agents. In addition, we have reorganized our career agency (i.e. independent contract agents selling exclusively the products on the platform we provide) under new leadership, and we expect to quickly ramp up this distribution team. In order to meet the needs of our expanding D2C distribution, we have been increasing our lead generation capabilities – both organic and paid. We believe that, through a recent relationship, affinity groups will be a very good source of leads going forward. In addition, we are contemplating purchasing or making an investment in a lead generator.

Product Portfolio. In 2019, we will more fully leverage the capacity in our call centers and career agency to sell products that we currently do not have available on IHC paper. We will greatly expand our presence in the senior market by giving our sales agents access to products designed for the over-65 market, including Medicare Supplement, Medicare Advantage and (through IHC's carriers) dental, vision and HIP products. We also expect to sell simplified issue and underwritten term life and final expense products through other carriers, and have begun to obtain P&C licenses, which will help us in selling pet insurance and other property and casualty products.

Technology Developments. In January 2019, we acquired My1HR, a fully digital consumer-direct quoting and cloud-based enrollment platform. As a Web Based Entity (WBE), the My1HR platform allows users to generate side-by-side comparisons of insurance quotes, and enroll on-line in Affordable Care Act (ACA) plans as well as IHC's STM, HIP, and ancillary coverages. In addition, My1HR is in the final stage of launching a cloud-based quoting and enrollment comparison tool that is specifically designed for producers in the small group employer market (under 100 lives) to shop, get quotes and bind coverage online. The small group market is much larger than the individual commercial market, and is estimated to cover approximately 40 million lives nationally according to the U.S. Small Business Administration 2018 Small Business Profile. In summary, SB, which already produces over $180 million of premiums, is a standalone vertically integrated agency that generates leads, sells products from multiple insurance companies (including health, disability, life and property & casualty (P&C)), and services all age groups, which has cloud-based quoting and enrollment comparison tools. For all these reasons, we believe it is poised for significant growth in the coming years."

Mr. Thung added, "Our book value increased from $28.98 at December 31, 2017 to $30.16 per share at December 31, 2018 despite the charge to stockholders' equity due to the impact on our bond portfolio of the sharp increase in interest rates. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of approximately four years. Finally, IHC has no indebtedness and a substantial amount of free cash at the corporate level and excess capital in our insurance companies. This capital is available to support the expected growth in our specialty health business, make strategic investments, and will otherwise continue to grow due to the substantial positive cash flow of the Company."

About The IHC Group

Independence Holding Company (NYSE: IHC), formed in 1980, is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries (Independence Holding Company and its subsidiaries collectively referred to as "The IHC Group"). The IHC Group consists of three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven full-service marketing and distribution company that focuses on small employer and individual consumer products through general agents, telebrokerage, call centers, private label arrangements, and through the following brands: www.HealtheDeals.com; Health eDeals Advisors; www.PetPartners.com; and www.PetPlace.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2018
(In Thousands, Except Shares and Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2018	**2017**	**2018**	**2017**
REVENUES:				
Premiums earned	$ 82,665	$ 71,759	$ 321,248	$ 282,266
Net investment income	3,831	3,428	15,021	14,430
Fee income	4,707	5,209	18,900	16,765
Other income (loss)	(2,857)	717	(3,361)	4,494
Net investment gains (losses)	(698)	1,552	(1,033)	2,539
	87,648	82,665	350,775	320,494
EXPENSES:				
Insurance benefits, claims and reserves	38,587	31,983	144,206	135,054
Selling, general and administrative expenses	42,971	41,700	169,028	157,104
	81,558	73,683	313,234	292,158
Income before income taxes	6,090	8,982	37,541	28,336
Income taxes (benefits)	970	(8,619)	8,488	(13,794)
Net income	5,120	17,601	29,053	42,130
(Income) loss from noncontrolling interests in subsidiaries	(291)	(55)	(571)	(88)
NET INCOME ATTRIBUTABLE TO IHC	$ 4,829	$ 17,546	$ 28,482	$ 42,042
Basic income per common share	$ .33	$ 1.18	$ 1.92	$ 2.67
WEIGHTED AVERAGE SHARES OUTSTANDING	14,822	14,884	14,812	15,718
Diluted income per common share	$ .32	$ 1.16	$ 1.89	$ 2.63
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,102	15,178	15,104	16,008

As of March 08, 2019, there were 14,949,149 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	December 31, 2018	December 31, 2017
ASSETS:		
Investments:		
Short-term investments	$ 1,050	$ 50
Securities purchased under agreements to resell	12,063	10,269
Fixed maturities, available-for-sale	453,464	441,912
Equity securities	5,166	6,120
Other investments	13,192	18,547
Total investments	484,935	476,898
Cash and cash equivalents	26,173	26,465
Due and unpaid premiums	24,412	21,950
Due from reinsurers	368,731	380,593
Goodwill	50,697	50,697
Other assets	82,568	84,020
TOTAL ASSETS	$ 1,037,516	$ 1,040,623
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 160,115	$ 168,683
Future policy benefits	208,910	214,766
Funds on deposit	141,635	143,537
Unearned premiums	5,557	6,666
Other policyholders' funds	10,939	10,402
Due to reinsurers	3,613	3,808
Accounts payable, accruals and other liabilities	53,133	56,453
TOTAL LIABILITIES	583,902	604,315
Commitments and contingencies		
Redeemable noncontrolling interest	2,183	2,065
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,625
Paid-in capital	124,395	124,538
Accumulated other comprehensive loss	(8,310)	(4,598)
Treasury stock, at cost	(66,392)	(63,404)
Retained earnings	380,431	356,383
TOTAL IHC STOCKHOLDERS' EQUITY	448,749	431,544
NONREDEEMABLE NONCONTROLLING INTERESTS	2,682	2,699
TOTAL EQUITY	451,431	434,243
TOTAL LIABILITIES AND EQUITY	$ 1,037,516	$ 1,040,623